Filed by: IVAX Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Companies: Ivax Corporation
Commission File No. 001-09623

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
The statements, analyses and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of TEVA Pharmaceutical Industries Ltd.’s and IVAX Corporation’s operations and financial results, the markets for TEVA’s and IVAX’ products, the future development of TEVA’s and IVAX’ business, and the contingencies and uncertainties to which TEVA and IVAX may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.
Actual results may differ materially from the results anticipated in these forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition will be consummated and the terms of any conditions imposed in connection with such closing, TEVA’s ability to rapidly integrate IVAX’ operations and achieve expected synergies, diversion of management time on merger-related issues, TEVA and IVAX’ ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called “authorized generics”) or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone® sales, regulatory changes that may prevent TEVA or IVAX from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Neurontin, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, TEVA’s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in TEVA ‘s Annual Report on Form 20-F, IVAX’ Annual Report on Form 10-K and their other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and neither TEVA nor IVAX undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
THIS COMMUNICATION IS BEING MADE IN RESPECT OF THE PROPOSED MERGER INVOLVING TEVA AND IVAX. IN CONNECTION WITH THE PROPOSED MERGER, TEVA WILL BE FILING A REGISTRATION STATEMENT ON FORM F-4 CONTAINING A PROXY STATEMENT/PROSPECTUS FOR THE STOCKHOLDERS OF TEVA AND IVAX, AND IVAX WILL BE FILING A PROXY STATEMENT FOR THE STOCKHOLDERS OF IVAX, AND EACH WILL BE FILING OTHER DOCUMENTS REGARDING THE PROPOSED TRANSACTION, WITH THE SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, IVAX’ AND TEVA’S STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. ONCE FILED, THE REGISTRATION STATEMENT CONTAINING THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WILL BE AVAILABLE FREE OF CHARGE AT THE SEC’S WEBSITE, WWW.SEC.GOV. YOU WILL ALSO BE ABLE TO OBTAIN THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FREE OF CHARGE BY CONTACTING IVAX INVESTOR RELATIONS, C/O DAVID MALINA AT 4400 BISCAYNE BOULEVARD, MIAMI, FLORIDA 33137, 1800-980-4829 OR TEVA INVESTOR RELATIONS C/O DORIT MELTZER AT P.O.BOX 3190, PETAH-TIQVA 49131, ISRAEL, 972-3-926-7554.
     TEVA, IVAX AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS AND OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE DEEMED TO PARTICIPATE IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED TRANSACTIONS. INFORMATION REGARDING IVAX’ DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN IVAX’ PROXY STATEMENT FOR ITS 2004 ANNUAL MEETING OF STOCKHOLDERS, WHICH WAS FILED WITH THE SEC ON MAY 2, 2005, AND INFORMATION REGARDING TEVA’S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN TEVA’S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004, WHICH WAS FILED WITH THE SEC ON MARCH 17, 2005. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH POTENTIAL PARTICIPANTS WILL BE INCLUDED IN THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE.

IVAX CORPORATION
Host: David Malina
August 01, 2005/9:30 a.m. CDT

IVAX CORPORATION
August 01, 2005
9:30 a.m. CDT

Moderator	Ladies and gentlemen, thank you for standing by. Welcome to the IVAX Corporation Second Quarter 2005 Earnings call. At this point, all the participant lines are in a listen-only mode. As a reminder, today’s call is being recorded. I would now like to turn the conference over to Dr. Phillip Frost. Please go ahead.

Dr. P. Frost	Good morning, everyone. I’m Phillip Frost, Chairman and CEO of IVAX Corporation. I would like to welcome you to our conference and Web cast to discuss our Company’s second quarter 2005 financial results reported earlier today. In the event, you have not receive this press release, it’s available online via our Web site at www.IVAX.com. Please note that the format of today’s conference call will be listen-only.

IVAX CORPORATION
Host: David Malina
August 01, 2005/9:30 a.m. CDT

Joining me this morning are Neil Flanzraich, our Vice Chairman and President; Tom Beier, our Senior Vice President of Finance and Chief Financial Officer; and David Malina, our Director of Investor Relations.
At this time, I’ll turn over the call to David for required items and then Neil will give additional comments about our business. After that, Tom will provide a review of our second quarter 2005 financials.

D. Malina	Good morning. I’d like to remind you that statements in this conference call are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, involve, risks and uncertainties that may affect IVAXs business and prospect and cause results to differ significantly from those expressed or implied in this conference call. You should consider the economic competitive, governmental, technological and other factors discussed in IVAX annual report and on Form 10-K and other filings with the Securities and Exchange Commission. Neil.

N. Flanzraich	Thank you, David. Good morning. Let me give some brief comments on the second quarter and our business. Net revenues for the second quarter 2005 were up 24% to $577.3 million, from $464 million in the second

IVAX CORPORATION
Host: David Malina
August 01, 2005/9:30 a.m. CDT

quarter of 2004. Net income for the second quarter 2005 was $45.6 million and our EPS was $0.17. Net income for the second quarter 2004 was $48.1 million and EPS was $0.18.

While we do not give guidance by quarters, our second quarter and first half results were consistent with our expectations to second quarter 2005 and above our expectations for the first half of the year. Our income before income taxes for the second quarter of this year was $65.1 million compared to $58.2 million in the second quarter of 2004. Our net income for this quarter was impacted by a significantly higher income tax rate of approximately 30%, as compared to an approximately 17% tax rate for the comparable quarter in 2004.

Second quarter 2005 also did not benefit from two significant generic products with six-month exclusivity as the second quarter of 2004 did with Metformin ER and Metformin/Glyburide.

We expect the second half of 2005 to be significantly stronger and confirm our 2005 guidance of $0.76 to $0.86 per share. We believe our earnings for the full year will be in the middle to upper end of this range. We also confirm our 2006 guidance of $1.35 to $1.55 per share. Not

IVAX CORPORATION
Host: David Malina
August 01, 2005/9:30 a.m. CDT

included in IVAX is 2006 guidance is profit from the sale of our generic version of Zocor, which we expect to launch in the middle of 2006.

We continue to believe that we should be granted a six-month period of exclusivity for our generic version of Zocor, which would provide very considerable upside to our guidance. Of course, our guidance for 2005 and 2006 must be qualified by any impact of our recently announced agreement with Teva Pharmaceuticals, providing for the acquisition of IVAX by Teva. We are currently preparing the proxy material to be filed with the SEC in order to obtain shareholder approval for this agreement.

We expect to submit the proxy material to the SEC in the next several weeks. Dr. Frost and I and the rest of our board of directors strongly believe this transaction is in the best interests of our shareholder.

We expect this agreement will result in IVAX being merged with Teva by the end of 2005 or early 2006. And in this context there is no continuing logic for forecast of guidance for IVAX as a standalone independent company of 2006. From this point on, we will accordingly discontinue proving guidance for 2006.

IVAX CORPORATION
Host: David Malina
August 01, 2005/9:30 a.m. CDT

Our gross profit margins were as expected, the same as in the first quarter of 2005, and less than the growth profit margins of the second quarter of 2004, for a number of reasons. Including among others, the margin lowering and revenue and profit enhancing effect of being appointed the authorized generic distributor of two important drugs this quarter. Also, because we did not benefit from the sales of two significant generic drugs with six months exclusivity as we did in the second quarter of 2004. However, we do expect our gross profit margins to improve in the second half of 2005.

IVAX achieved substantial revenue growth in all its major business regions in the second quarter of 2005 over the same period last year. North American revenues increased 14% from $228.3 million to $261 million. This is the tenth consecutive quarter IVAX’s North American operations have achieved year-over-year quarterly revenue growth. European revenues increased 15% from $171.6 million to $197 million and Latin American revenues increased 29% from $76 million to $98.4 million. This is the ninth consecutive quarter our Latin American operations have achieved year-over-year quarterly revenue growth and the eight consecutive quarter that the quarterly revenue growth has been double digit.

IVAX CORPORATION
Host: David Malina
August 01, 2005/9:30 a.m. CDT

Our U.S. generic business was the major contributor to the 14% North American growth during the second quarter. We had six generic product approvals and launches, one tentative approval and we became the authorized distributor of generic equivalents of two important products, OMJ Pharmaceutical’s Ultracet and Purdue Pharma’s OxyContin. With additional generic approvals and launches and the possibility of additional opportunities to be the authorized distributor of generic versions of other important products, we expect our U.S. generic revenues to continue to be strong during the remainder of 2005.

This past Friday, July 29, 2005, IVAX announced that we are the authorized distributor of the generic version of Purdue Pharma’s Analgesic MS Contin tablets.

IVAX’s generic pipeline now stands at 57 ANDAs pending with the FDA of which 12 are potentially first to file with related annual brand sales of more than $11 billion. Ours is generally considered the industry second largest pipeline. IVAX’s generic pipeline contains a number of important opportunities. Some of which are publicly known. Among these are: Zoloft, Pfizer’s antidepressant; a settlement which Pfizer permits IVAX to launch in mid-2006 and we expect six months of exclusivity. Proscar,

IVAX CORPORATION
Host: David Malina
August 01, 2005/9:30 a.m. CDT

Merck & Co’s drug for benign prostatic hyperplasia. IVAX expects its six-month exclusivity to start in mid-2006. Zocor, Merck & Co’s drug for lowering cholesterol. IVAX was the first to file a paragraph or a patent challenge on Zocor, and we expect to launch our generic version of Zocor in mid-2006. Nearly three years after our filings, Merck delisted from the FDAs Orange Book the patent to be a challenge.

We do not believe that the brand company’s subsequent removal of patent from the Orange Book should deny us our exclusivity period. Then we had filed the citizen’s petition with the FDA stating our position. We continue to believe that we should be granted a six-month period of exclusivity for our generic version of Zocor, which would provide very considerable upside in 2006.

Lexapro, Forest Lab’s antidepressant; our patent challenge trial in Lexapro has been postponed until December 2006. Lexapro has never been included in our guidance.

Zyprexa, Eli Lilly’s antipsychotic drug. IVAX was the first to challenge Zyprexa’s patent. In April of 2005, the Indiana Federal District Court upheld the Zyprexa patent. IVAX continues to strongly believe the

IVAX CORPORATION
Host: David Malina
August 01, 2005/9:30 a.m. CDT

Zyprexa patent is invalid and we’ll in the next few weeks submit our appeal of the Indiana Trial Court decision to the U.S. Court of Appeal. Federal Circuit in Washington, DC where we believe we will have a good change of success. Sales of Zyprexa have also never been included in our guidance.

Flonase, GlaxoSmithKline’s drug for rhinitis. We have nothing new to report on Flonase. Given regulatory uncertainties, Flonase is not included in our guidance.

One of the important focuses of our U.S. brand respiratory product strategy relates to the asthma product albuterol. Well over 90% of the albuterol inhaler products sold in the U.S. are the lower priced CFC albuterol products. The rest of the market is comprised of a very limited number of brand, CFC-free or HFA albuterol products.

IVAX’s albuterol HFA in a standard metered-dose inhaler, which we launched at the end of 2004, has done very well and it is presently vying for the number one market share position among HFA albuterol products. In March 2005, the FDA issued a rule providing the CFC albuterol products will be removed from the U.S. market by December 31, 2008.

IVAX CORPORATION
Host: David Malina
August 01, 2005/9:30 a.m. CDT

Some early legislative efforts have being made to advance FA. In June 2005, the working group of parties to the Montreal protocol on substances that deplete the ozone layer published a draft decision to restrict the European and United States allocation of CFC gases for use in metered-dose inhalers in 2006 starting January 1, 2007, to deny all CFC allocations for companies that have CFC-free or HFA albuterol products on the market.

If these are the FDAs rules for the December 31, 2008 removal of CFC albuterol products from the U.S. market is advanced or as a result of actions that the Montreal protocol countries for the EU there was effectively an earlier conversion of the U.S. market to CFC-free albuterol, this would be very favorable for IVAX. Even if neither of these events occur, we believe that IVAX can still obtain a meaningful share of the large albuterol inhaler market when our breath actuated inhaler is approved. Our breath-actuated inhaler is, we believe, easy to use correctly and this is particularly important for a rescue medication for asthma, a life threatening condition. There are approximately 465,000 hospital admissions and over 5,000 deaths each year in the U.S. from acute asthma attack.

IVAX CORPORATION
Host: David Malina
August 01, 2005/9:30 a.m. CDT

On May 11, 2005, IVAX acquired Phoenix Scientific the United States’ leading manufacturer of generic veterinary pharmaceutical products. We merged this company with our highly successful veterinary subsidiary VDM pharmaceuticals to form a new IVAX subsidiary, IVX Animal Health, which we expect to be an important contributor.

Our European revenues 15% growth came from the continued success of many of our Central and Eastern European operations, with the particularly strong performance from our Russian operation and contributions from our Polish pharmaceutical company, Polfa Kutno, acquired in the fourth quarter of 2004, continued growth of QVAR sales and IVAX’s first-to-file launch of Nasofan, the generic equivalent of Flonase, in the United Kingdom, where it has established a 44% market share.

After the quarter, we entered into agreement with Mayne Pharma to distribute a number of Mayne’s generic injectable oncology products for certain markets in Central and Eastern Europe. During the second quarter 2005, we re-negotiated arrangement with Mayne for Paxene for certain countries in Europe. Under the new agreement, we received the payment and a part of this payment was recognized in the second quarter, an

IVAX CORPORATION
Host: David Malina
August 01, 2005/9:30 a.m. CDT

amount that was only marginally larger than what we would have received in that quarter under our pre-existing arrangement with Mayne.

Significantly larger amounts will be recognized in the third and fourth quarters of this year. We will continue to receive payments under the agreement with Mayne in the future base on sales of Paxene in these countries, but at a significantly lower rate than our previous agreement. We continue to sell ...in Europe outside of the countries’ license demand.

Our Latin American revenues grew 29%. This is the ninth consecutive quarter that IVAX’s Latin American operations have achieved year-over-year, quarterly revenue growth. Our units in Venezuela, Chile, Argentina and Peru and our Peruvian pharmacy chain, BTL, acquired in the second quarter 2004, all made contributions to that growth.

IVAX continued to make progress on its proprietary pipeline during the second quarter of 2005. In collaboration with our partner Serono, we initiated the Phase III Clinical Trial of Mylinax or cladribine for multiple sclerosis, which may be the first oral treatment for MS.

IVAX CORPORATION
Host: David Malina
August 01, 2005/9:30 a.m. CDT

We initiated the Phase III Trial with our corticosteroid, loteprednol etabonate for rhinitis in children and in the last two weeks, we held a clinical planning meeting with the Northeast ALS Consortium in preparation for initiating a Phase II-B Clinical Trial with talampanel for or ALS or Lou Gehrig’s disease.

During the second quarter 2005, IVAX spent 25% more on marketing and sales and 6% more on general and administrative expenses than during the second quarter 2004. These increases in expenses were related to our acquisition of Medco and BTL in the second quarter 2004, Polfa Kutno in the fourth quarter 2004 and Phoenix Scientific on May 11, 2005. R&D expenditures in the second quarter 2005 were 7% lower than in the second quarter 2004.

I want to thank all of our shareholders for their support over the year. I will now turn the call over to Tom Beier for further discussion of our financial results.

T. Beier	Thank you very much. Today, IVAX Corporation reported net income of $45.6 million or $0.17 per share for the second quarter end of June 30, 2005. Net income for comparable 2004 quarter was $48.1 million or $0.18 per share including adjusted.

IVAX CORPORATION
Host: David Malina
August 01, 2005/9:30 a.m. CDT

Gross profit amounted to $236.7 million in the quarter, compared with $224.6 million in the comparable 2004 quarter, as revenues grew 24% and gross profits 5% during the current quarter.

The improvement in our gross profit in comparable 2004 quarter was primarily due to higher sales volume in the U.S. generics market and an increased sale volume resulting from our acquisitions in Poland and Peru in 2004 and Phoenix Scientific in 2005.

Our second quarter net revenues were $577 million, 24% over the $464 million reported during the second quarter of 2004 and 17% higher than the $492 million reported for the prior quarter.

A breakdown of the revenues by region is as follow: North American net revenues increased 14% to $261 million in the current quarter, compared with $228 million in the 2004 second quarter and were 15% higher than the $228 million during the first quarter of 2005. The increase in North American net revenues was primarily attributable to volume increases of our base manufacturing and distributed product and sales of new product. The increase was in spite of the end exclusivity periods for certain product launch during the 2004 period.

IVAX CORPORATION
Host: David Malina
August 01, 2005/9:30 a.m. CDT

European net revenues increased 15% to a $197 million for the current quarter, compared with a $172 million in the 2004 second quarter and were 9% higher than a $180 million in the previous quarter. The increase in European net revenues is primarily attributable to higher sales in our Central and Eastern European countries, favorable effects of currency exchange rates and sales resulting from the acquisition of Polfa Kutno in the fourth quarter of 2004.

Latin American net revenues increased 29% to $98 million for the second quarter, compared to $76 million in the 2004 comparable quarter and were 13% higher than the $87 million in the previous quarter. The increase in net revenues during the current quarter was driven primarily by a higher sales in the majority of the Latin American countries and sales related to the acquisition of two Peruvian companies in the second quarter of 2004.

Gross profit percent this quarter was 41%. This compares with 48% in the 2004 second quarter and 41% in the previous quarter. The higher gross profit percent in the 2004 quarter included significant sales from new product launches in the U.S. that had exclusivity period. The current quarter included significant product sales in the U.S. related to the launching of two authorized generic product, which typically have lower gross profit margins.

IVAX CORPORATION
Host: David Malina
August 01, 2005/9:30 a.m. CDT

Operating expenses increased 13%, to $174 million from the 2004 second quarter and increased 13% from the 2005 first quarter. Selling expenses increased 25% over the prior quarter and increased 10% from the previous quarter.

General administrative expenses increased 7% during the current quarter over the prior quarter and increased 26% from the previous quarter, which included a credit of $3.5 million related to the settlement of litigation in connection with our ATI business.

A higher cost in the current quarter compared to the 2004 second quarter was associated with cost, relating to our business operations or acquisitions in Europe and Latin America in the second and fourth quarter of 2004 and the acquisition of Phoenix Scientific in the current quarter of 2005.
Research and development spending decreased 7% during the current quarter over the prior year quarter and increased 6% from the previous quarter. The decrease in research and development expenses is primarily

IVAX CORPORATION
Host: David Malina
August 01, 2005/9:30 a.m. CDT

attributable to the timing of expenses related to the various research products.

Other income and expenses includes interest income of $3.7 million, interest expense of $9.3 million and other income of $8.1 million for a combined total other income of $2.5 million in the second quarter of 2005. This compares with total other expenses of $12.2 million for the second quarter 2004 and $3.6 million of other expenses in the previous quarter.

The company’s effective tax rate for the current quarter was 30%, compared with 17% with comparable 2004 quarter. During 2004, certain tax planning strategies were implemented and reduced the company’s overall effective tax rate. The company estimates it’s effective tax rate for the 2005 year to be between 27% and 30% and was dependent on the amount of domestic versus foreign income mix and of related rates for each of the tax jurisdiction.

This concludes my remarks. At this time, I’ll turn it back to Dr. Frost for his closing comments.

Dr. P. Frost	Thank you. At this point, I’d like to make a few comments about the pending acquisition of IVAX by Teva.

IVAX CORPORATION
Host: David Malina
August 01, 2005/9:30 a.m. CDT

As you can imagine, we firmly believe that IVAX has a terrific future as a standalone company. I felt that way for a long time and I continue to hold that belief today. In the other hand, I also believe that merging our efforts with those of Teva’s tremendously talented management team and other workers will provide even a better future for our IVAX investors.

I think that this will create a company that will have promise beyond anyone’s present imagination. I’ve been asked whether I’m going to elect to take stock or cash because as you know, the price being offered is 50% in cash and 50% in stock and in the past—in the recent past—I said that I try to talk to my advisers about taking as much stock as possible. I think that I’ve now convinced them to permit me to elect to ask for all stocks if that will be possible for me to obtain and this is simply a reflection of my belief that our investors are going to have a very nice ride in terms of stock and that these shares are going to be extremely valuable going forward.

I also want to thank you all for you continued confidence in IVAX and our management team and I’ll end on that part. Thank you.

IVAX CORPORATION
Host: David Malina
August 01, 2005/9:30 a.m. CDT

Moderator	Ladies and gentlemen, this conference is available for replay, it starts today at 2:00 p.m. Eastern and will last until August 8th at midnight. You may access the replay at anytime by dialing 1-800-475-6701. International parties, please dial 320-365-3844. The access code is 791336.

That does conclude your conference for today. Thank you for your participation and you may now disconnect.